COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

Exhibit 12

Three Months Ended March 31, (in millions, except ratios)	2013	2012

Earnings:
Pre-tax income (loss)(a):	$2,283	$2,443
Add — Fixed charges	1,114	1,129

Adjusted Pre-tax income (loss)	$3,397	$3,572

Fixed charges:
Interest expense	$898	$910
Portion of rent expense representing interest	34	40
Interest credited to policy and contract holders	182	179

Total fixed charges	$1,114	$1,129

Total fixed charges, excluding interest credited to policy and contract holders	$932	$950

Ratio of earnings to fixed charges	3.05	3.16

Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders(b):	3.64	3.76

(a)     From continuing operations, excluding undistributed earnings (loss) from equity method investments and capitalized interest.

(b)     The Ratio of earnings to fixed charges, excluding interest credited to policy and contract holders, removes interest credited to guaranteed investment contract (GIC) policyholders and guaranteed investment agreement (GIA) contract holders. Such interest amounts are also removed from earnings used in this calculation. GICs and GIAs are entered into by our subsidiaries. The proceeds from GICs and GIAs are invested in a diversified portfolio of securities, primarily investment grade bonds. When these investments yield rates are greater than the rates on the related policyholders obligation or contract, a profit is earned from the spread.

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